UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2008

Mitsubishi UFJ Financial Group, Inc.

	By:	/S/ Ryutaro Kusama
	Name:	Ryutaro Kusama
	Title:	Chief Manager, General Affairs Corporate Administration Division

October 31, 2008

To Whom It May Concern

Listed Company: Mitsubishi UFJ Financial Group, Inc.

Representative: Nobuo Kuroyanagi, President

(Code:8306)

Notice regarding Revisions of Earnings Forecasts

Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces the revisions of its forecasts of consolidated earnings for the six months ended September 30, 2008, and for the fiscal year ending March 31, 2009, which were announced on May 20, 2008.

The forecast of annual dividends per share of common stock (an interim dividend of ¥7 per common share, and an annual dividend of ¥14 per common share) for the fiscal year ending March 31, 2009 has not been revised.

Forecasted consolidated earnings for the six months ended September 30, 2008 under Japanese GAAP

(in billions of Japanese yen, except percentages)

	Ordinary income	Ordinary profits	Net income
Previous forecast (A)	3,250.0	510.0	270.0
Revised forecast (B)	2,900.0	180.0	100.0
Change (B-A)	(350.0)	(330.0)	(170.0)
Change (%)	(10.7%)	(64.7%)	(62.9%)

Forecasted consolidated earnings for the fiscal year ending March 31, 2009 under Japanese GAAP

(in billions of Japanese yen, except percentages)

	Ordinary income	Ordinary profits	Net income
Previous forecast (A)	6,400.0	1,210.0	640.0
Revised forecast (B)	5,900.0	600.0	220.0
Change (B-A)	(500.0)	(610.0)	(420.0)
Change (%)	(7.8%)	(50.4%)	(65.6%)

*            *            *

Contact:

Financial Planning Division

Mitsubishi UFJ Financial Group, Inc.

Tel: 81-3-3240-6770

This press release contains forward-looking statements in regard to forecasts, targets and plans of Mitsubishi UFJ Financial Group, Inc. (“MUFG”) and its group companies (collectively, the “group”). These forward-looking statements are based on information currently available to the group and are stated here on the basis of the outlook at the time that this press release was prepared. Such forward-looking statements are not guarantees of future performance or events, and actual results may differ materially from those described in such forward-looking statements as a result of various factors. In addition, in preparing these statements certain assumptions (premises) have been utilized. These statements and assumptions (premises) are subjective and may prove to be incorrect and may not be realized in the future. Underlying such circumstances are a number of risks and uncertainties. Please see other disclosure and public filings made or will be made by MUFG and the other companies comprising the group, including the latest consolidated summary report, annual securities report, disclosure book and annual report, for additional information regarding such risks and uncertainties. The group has no obligation or intent to update any forward-looking statements contained in this document.

Reference

Revision of forecasts of earnings for the six months ended September 30, 2008,

and for the fiscal year ending March 31, 2009 under Japanese GAAP

(in billions of Japanese yen)

	MUFG (Consolidated)	[Reference]
		Bank of Tokyo-Mitsubishi UFJ (Non-Consolidated)	Mitsubishi UFJ Trust and Banking (Non-Consolidated)

Revised earnings forecast for the six months ended September 30, 2008 under Japanese GAAP

[Reference] Net business profits*1:	Sum of the two banks
As revised	435	355	80
As previously announced*2	485	395	90

[Reference] Credit costs:	Sum of the two banks (245)	(240)	(5)
[Reference] Net gains (losses) on equity securities:	Sum of the two banks (75)	(60)	(15)
Losses on write down of equity securities	Sum of the two banks (140)	(120)	(20)

Ordinary profits:
As revised	180	35	55
As previously announced*2	510	325	75
Net income:
As revised	100	25	30
As previously announced*2	270	210	45

Revised earnings forecast for the fiscal year ending March 31, 2009 under Japanese GAAP

[Reference] Net business profits*1:	Sum of the two banks
As revised	925	780	145
As previously announced*2	1,090	905	185

Ordinary profits:
As revised	600	290	105
As previously announced*2	1,210	730	165
Net income:
As revised	220	120	55
As previously announced*2	640	450	100

*1	Net business profits represent the amount before credit costs for trust accounts and provision for general allowance for credit losses.
*2	Announced on May 20, 2008.

[Factors affecting earnings forecast for the six months ended September 30, 2008]

>	MUFG forecasts a decrease in net business profits (sum of the two banks) compared to the amounts previously announced on May 20, 2008. This decrease was mainly due to a decrease in fees from investment products in retail business, derivative transactions in corporate banking segment, and trading income.

>	In addition, MUFG forecasts a decrease in consolidated ordinary profits and net income compared to the amounts previously announced on May 20, 2008. This decrease was mainly due to the decrease in net business profits described above, impairment losses on equity securities, and an increase in credit costs resulting mainly from deteriorating business conditions for the group’s customers.

[Factors affecting earnings forecast for the fiscal year ending March 31, 2009]

>	MUFG revised its earnings forecast for the fiscal year ending March 31, 2009, based on a downward revision of earnings forecast for the interim period ended September 30, 2008, and the market conditions as of the end of September 2008. MUFG forecasts a continuing decrease in consolidated ordinary profits and net income in the second half the current fiscal year, compared to the amounts previously announced, due to the severe business conditions resulting from the recent turmoil in both domestic and overseas financial markets.

Exposure to securitized products and related investments

Our exposure to securitized products and related investments as of September 30, 2008 is outlined below. (Figures are on a managerial basis and rounded off.)

[Balance, net unrealized gains (losses), realized losses]

>	The balance as of the end of September 2008 decreased to ¥3.12 trillion in total, a decrease of ¥201 billion compared with the balance as of the end of March 2008. This decrease was mainly due to sales and redemptions, and the balance denominated in local currencies decreased at the end of September 2008.

>	Net unrealized losses were ¥501 billion, and the rate of decline in market value was 16.1%, an increase of 6.5% from the rate at the end of March 2008.

>	The effect on the P/L for the six months ended September 30, 2008 was a loss of ¥41 billion, mainly due to losses on disposal of residential mortgage-backed securities (RMBS). (The realized losses for the fiscal year ended March 31, 2008 were ¥117 billion.)

(¥bn)

		Balance[1]	Change from end of March	Net unrealized gains (losses)	Change from end of March	Change of market value	Change from end of March
1	RMBS	520	(93)	(105)	(39)	(20.2%)	(9.4%)
2	Sub-prime RMBS	141	(41)	(38)	0	(27.1%)	(6.4%)
3	CMBS	35	(8)	(1)	0	(2.5%)	(1.4%)
4	CLOs	2,011	(70)	(339)	(133)	(16.9%)	(7.0%)
5	Other securitized products (card, etc.)	513	(6)	(49)	(11)	(9.6%)	(2.3%)
6	CDOs	37	(22)	(6)	1	(17.4%)	(5.1%)
7	Sub-prime ABS CDOs	0	(3)	0	1	0.0%	25.6%
8	SIV investments	3	(3)	0	0	(11.4%)	(11.4%)

9	Total	3,118	(201)	(501)	(183)	(16.1%)	(6.5%)

1.	Balance is the amount after impairment and before deducting net unrealized losses.

The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.

[Distribution by rating]

>	AAA-rated products account for 81% of our investments in securitized products, substantially unchanged from the end of March 2008.

(¥bn)

		AAA	AA	A	BBB	BB or lower	Unrated	Total
10	RMBS	462	30	28	0	0	0	520
11	Sub-prime RMBS	122	18	0	0	0	0	141
12	CMBS	21	9	4	1	0	0	35
13	CLOs	1,734	102	144	26	4	2	2,011
14	Other securitized products (card, etc.)	279	38	46	143	3	3	513
15	CDOs	19	11	5	0	1	0	37
16	Sub-prime ABS CDOs	0	0	0	0	0	0	0
17	SIV investments	0	0	0	0	3	0	3

18	Total	2,516	189	227	170	11	5	3,118

19	Percentage of total	81%	6%	7%	5%	0%	0%	100%
20	Percentage of total (End of March)	80%	6%	8%	6%	0%	0%	100%

[Distribution by RMBS vintage]

>	We hold RMBS with diverse vintages.

(¥bn)

		Vintage				Total
		2007	2006	2005	2004 or earlier
21	RMBS	74	289	138	18	520
22	Sub-prime RMBS	39	77	25	0	141
23	Non sub-prime RMBS	34	213	114	18	379

[Credit exposure related to leveraged loan]

>	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

>	The following table shows the balances of LBO loans as of the end of September 2008.

(¥bn)

		Americas	Europe	Asia	Japan	Total	Change from end of March
1	LBO Loan[2] (Balance on a commitment basis)	76	179	50	286	590	(41)
2	Balance on a booking basis	57	159	46	258	519	(23)

2.	Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

>	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

>	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of September 2008 was ¥4.98 trillion (¥1.74 trillion overseas).

>	The purchased assets are mainly receivables and they do not include residential mortgages.

[Monoline insurer related]

>	There is no credit outstanding or credit derivative transactions with monoline insurers.

Exposure to GSE related investments

We hold mortgage-backed securities arranged and guaranteed by Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) and Government National Mortgage Association (Ginnie Mae), mainly as part of our ALM operation relating to foreign currencies.

Our holding balance of these mortgage-backed securities as of the end of September 2008 was ¥2,838 billion in total, a decrease of ¥302 billion compared with the balance as of the end of June 2008. Net unrealized losses were ¥33 billion, a decrease of ¥18 billion from the losses as of the end of June 2008, and the rate of decline in market value was 1.1%, a decrease of 0.5% from the rate at the end of June 2008.

Our holding balance of debt securities issued by the above three institutions and Federal Home Loan Banks (Agency Securities) as of the end of September 2008 was ¥117 billion, a decrease of ¥70 billion compared with the balance as of the end of June 2008. Net unrealized gains were not significant.

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purpose Company (SPC) collateralized by assets
GSE	:	U.S. government sponsored enterprises such as Federal National Mortgage Association (Fannie Mae)